EXHIBIT 99.1

Results of Extraordinary General Meeting

Ningbo, China, June 11, 2026 (GLOBE NEWSWIRE) – PN Smart Energy Limited (the “Company”) (NASDAQ: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced the results of an extraordinary general meeting (the “EGM”) held at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048 on June 10, 2026 at 10:00 a.m., local time.

At the EGM, shareholders of the Company passed the following resolution:

(i)

that subject the proposed new name conforming with section 30 of the Companies Act (As Revised), the Company change its name to PN Smart Energy Limited and that the change of name take effect from the date of this resolution (the Change of Name);

(ii)

that the authorised share capital of the Company be increased from US$100,000 divided into: (i) 37,500,000 Class A Ordinary Shares of par value of US$0.002 each; (ii) 5,500,000 Class B Ordinary Shares of par value of US$0.002 each; and (iii) 7,000,000 Preferred Shares of par value of US$0.002 each to US$1,000,000 divided into: (i) 430,000,000 Class A Ordinary Shares of par value of US$0.002 each; (ii) 63,000,000 Class B Ordinary Shares of par value of US$0.002 each; and (iii) 7,000,000 Preferred Shares of par value of US$0.002 each (the Share Capital Increase); and

(iii)

that subject to and immediately following the Change of Name and Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Change of Name and Share Capital Increase.

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About PN Smart Energy Limited

PN Smart Energy Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.skycorp.com/.

Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

PN Smart Energy Limited

Cathy Li

Investor Relations

Email: ir@skycorp.com

Tel: +86 185 0252 9641 (CN)

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

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